CONFIDENTIAL

AMENDMENT NO. 14 TO ADMINISTRATION, BOOKKEEPING AND PRICING SERVICES AGREEMENT

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of March 5, 2021, 2021 (the “Effective Date”):

Term	Means
“Existing Agreement”	The Administration, Bookkeeping and Pricing Services Agreement between the Fund and ALPS dated June 28, 2011, as amended
“ALPS”	ALPS Fund Services, Inc.
“Fund”	Centre Funds

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.		Centre Funds

By:	/s/Michael Sleighthome	By:	/s/ James Abate

Name:	Michael Sleighthome	Name:	James Abate

Title:	Authorized Representative	Title:	President

Schedule A to this Amendment

Amendments

As of the Effective Date, the Existing Agreement is amended as follows:

1.	Section 20 is replaced in its entirety with the following:

20.	Notices. Except as otherwise provided herein, all notices required or permitted under this Agreement or required by law shall be effective only if in writing and delivered: (i) personally, (ii) by registered mail, postage prepaid, return receipt requested, (iii) by receipted prepaid courier; or (v) by electronic mail, to the relevant address listed below (or to such other address or number as a party shall hereafter provide by notice to the other parties). Notices shall be deemed effective when received by the party to whom notice is required to be given.

To ALPS:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, CO 80203

Attention: General Counsel

E-mail: notices@ssinc.com

To the Fund:

Centre Funds

48 Wall Street, Suite 1100

New York, NY 10005

Attention: President

E-mail: jabate@centreasset.com

2.	The following paragraph is added to the end of APPENDIX C:

FEES FOR ADDITIONAL SERVICES; EXPENSES: Except to the extent services are listed in APPENDIX B and fixed fees are provided above, fees for conversion, setup and implementation, tax related services, financial statements and audit support, data extracts, development work, customized reports and other services not listed in this Agreement will be billed at ALPS’ standard rates, currently $[ ] per hour. Fees for reviews of client data maintained by ALPS by government authorities in connection with those authorities’ oversight or regulation of the Fund or otherwise not caused by ALPS also will be billed at ALPS’ standard rates if applicable.

Fees assume that the Fund will supply trades and other required data in either (i) industry standard file formats, i.e., commercially available Order Management System (OMS) or SWIFT formats, or (ii) ALPS’ standard formats. Any other file formats that require ALPS development will be billed separately at ALPS’ standard rates. These development charges are not included in the listed conversion fees, if any.

Any and all charges for market data and, as may be agreed in writing, fees for ALPS calculated values for over the counter derivatives will be billed to the Fund separately. If the Fund requests that ALPS use market data licensed by the Fund in connection with the services, then ALPS shall charge a set-up fee of $[ ] and a monthly maintenance fee of $[ ] for each such data supplier.

The Fund shall be responsible for any and all charges for security pricing and data fees, Bloomberg fees, tax calculation and reporting fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, typesetting, printing, filing and mailing fees (including additional fees or surcharges related to expedited typesetting, printing, filing and mailing events), FINRA advertising/filing fees (including additional ALPS fees for expedited reviews), registered representative state licensing fees, fulfillment costs, confirmations and investor statements, postage, statement paper, IRA custodial fees, NSCC interface fees, wire fees and other bank charges, E*Delivery services, intermediary vision services, document storage fees, shareholder verification (KYC/CIP) services, shareholder bank verification fees, lost shareholder and escheatment fees, 22c2 fees, sales reporting fees, retirement account disclosure language, private label money markets, customized programming/enhancements, enhanced reporting activities and other expenses incurred in connection with the performance of ALPS duties under its Agreement with the Fund and administrative handling fees attributable to management of such expenses. For expenses of a third party from which ALPS receives services as part of an existing ALPS relationship or agreement, the Fund may be billed the amount attributable to the services it received, calculated before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable). All such fees described above may be provided through ALPS affiliates at standard rates.

In addition to any fees, reasonable out-of-pocket expenses, including expenses incurred by ALPS for travel, lodging, meals, telephone, shipping, duplicating and cost of data will be billed to the Fund. For any work to be billed at ALPS’ standard rates, estimates will be provided prior to work being started.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

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